OMV Aktiengesellschaft


05011179

OMV Investor News

September 2, 2005

82-3209



OMV submits binding offer for TÜPRAŞ

OMV announces that it has submitted a binding offer for the acquisition of a 51% stake in the Turkish refining company Türkiye Petrol Rafinerileri Anonim Şirketi (TÜPRAŞ). TÜPRAŞ, a pure refining company with a yearly refining capacity of 27.6 mn tons, would be a strategic fit for OMV as it would represent an enlargement of the company's core region within the growing market in Europe. OMV is the leading, integrated oil and gas company in Central Europe, with a strong international E&P portfolio, and TÜPRAŞ is the sole refiner in a fast growing economy. Both companies would profit from their refining expertise and would increase their strong supply positions in the growing Central European and Turkish markets.

The core of OMV's strategy is profitable growth and OMV has submitted a plan to the Turkish government that is in line with this strategy. Regarding the details of the offer, the parties have agreed to retain confidentiality. The Turkish government will provide updates on the progress of the privatization process.

Clear number one in Central Europe

Through the acquisition of 51% of the Romanian company Petrom, OMV has become the biggest oil and gas group in Central Europe, with oil and gas reserves of more than 1.4 bn boe, daily production of approximately 345,000 boe, and an annual refining capacity of 26.4 mn t. OMV has 2,457 filling stations in 13 countries and a market share of 18% in the Danube region.

Background information:

Türkiye Petrol Rafinerileri Anonim Şirketi (TÜPRAŞ)

TÜPRAŞ operates 4 refineries with a total capacity of 27.6 mn t. Two of them are located close to the cost in Izmit and Izmir. The other two are smaller inland refineries. TÜPRAŞ also has storage facilities of 4.7 mn m³ for crude oil and other products. The 2004 net sales reached approximately EUR 6.3 bn and net profit amounted to around EUR 330 mn.

TÜPRAŞ started its privatization process in 1991 when shares corresponding to 2.50% of TÜPRAŞ's capital were offered to the public. By the end of 1999, approximately 3.58% of TÜPRAŞ's shares were traded on the Istanbul Stock Exchange, with the remaining 96.42% held by the Privatization Administration. In April 2000, a secondary offering of TÜPRAŞ shares was completed and the percentage of shares traded on the Istanbul and London Stock Exchanges reached 34.24%. On March 4, 2005, 14.76% of TÜPRAŞ were sold to foreign investors. As a result, 49% of TÜPRAŞ's shares are publicly traded with the remainder being up for privatization.



OMV and Turkey
OMV and the Turkish gas company BOTAŞ together with three other international partners, are planning to build a gas pipeline from Turkey to Austria. The Nabucco Project for the construction of an approximately 3,300 km pipeline is well on track. The pipeline would connect deposits in Azerbaijan, Egypt, Iran, Iraq and Russia. On June 28, 2005, the five partners – BOTAŞ, Bulgargaz, Transgaz, MOL and OMV Gas – signed a joint venture agreement for the term of the project. The pipeline's realization would improve the supply situation in the participating countries as well as throughout the European Union, where gas consumption is rising. The initial findings of the feasibility study indicate that an investment of around EUR 4.6 bn would be required for the construction of the pipeline. Early indications suggest that operations could begin in 2011.

OMV Aktiengesellschaft
With Group sales of EUR 9.88 billion and a workforce of 6,475 employees in 2004, as well as market capitalization of approx. EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–September and Q3 2005** on November 22, 2005



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